UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Building Products, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.	Steven J. Gartner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Mark A. Cognetti, Esq.
One Rodney Square, P.O. Box 636	Willkie Farr & Gallagher LLP
Wilmington, Delaware 19899-0636	787 Seventh Avenue
(302) 651-3000	New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Building Products, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Partners Fund V, L.P. as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Associates V, L.P. as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Associates G.P. V, L.L.C. as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Paul S. Levy as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus Private Equity IX, L.P. as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus IX, LL as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus Partners, LLC as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus LLC as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus & Co. as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Charles R. Kaye as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Joseph P. Landy as of January 21, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 51.4% of all of the outstanding shares of Common Stock of the Company.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), and Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No 5, are collectively referred to herein as the “Schedule 13D”).

This Amendment No. 5 relates to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Builders FirstSource, Inc., a Delaware corporation (the “Company”), owned by Building Products, LLC, a Delaware limited liability company (“Building Products LLC”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”); JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. ”) and the general partner of JLL Associates V; Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”); and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“Warburg Pincus Fund IX”); Warburg Pincus IX, LLC, a New York limited liability company and sole general partner of Warburg Pincus Fund IX (“WP IX LLC”); Warburg Pincus Partners, LLC, a New York limited liability company and sole member of WP IX LLC (“WPP LLC”); Warburg Pincus LLC, a New York limited liability company that manages Warburg Pincus Fund IX (“WP LLC”); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Warburg Pincus Fund IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the “Warburg Pincus Reporting Persons”); and JWP LLC, a Delaware limited liability company (“JWP LLC”), the members of which are JLL Fund V and Warburg Pincus Fund IX.  Building Products LLC, the JLL Reporting Persons, the Warburg Pincus Reporting Persons, and JWP LLC are collectively referred to herein as the “Reporting Persons”).  Except as specifically amended by this Amendment No. 5, items in the Schedule 13D are unchanged.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Information in this Amendment No. 5 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

(b)       The business address of JWP LLC is c/o JLL Partners, Inc.,  450 Lexington Avenue, 31st Floor, New York, New York 10017.

(c)       The principal business of JWP LLC is to acquire, hold, and dispose of securities of the Company, to receive dividends, interest, the return of principal, or other passive income and gains in connection therewith, and to engage in such other activities in connection therewith as its managing members deem necessary and advisable.

(d)       During the last five years, neither JWP LLC nor, to the best of its knowledge, any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither JWP LLC nor, to the best of its knowledge, any of its members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Investment Agreement, dated as of October 23, 2009, by and among the Company, JLL Fund V, and Warburg Pincus Fund IX (as amended, the “Investment Agreement”), on January 21, 2010, JLL Fund V caused Building Products LLC to purchase, on behalf of JLL Fund V, 12,857,143 shares of the Company’s Common Stock (the “JLL Rights Offering Shares”) upon exercise of subscription rights in the Company’s Rights Offering at a subscription price of $3.50 per share (the “Subscription Price”).  In addition, pursuant to the Investment Agreement, on January 21, 2010, JLL Fund V caused JWP LLC to acquire, on behalf of JLL Fund V, 2,534,889.5 shares of the Company’s Common Stock (the “JLL Debt Exchange Shares”) upon exchange of Second Priority Senior Secured Floating Rate Notes due 2012 (“2012 Notes) held by JWP LLC on behalf of JLL Fund V in the Company’s Debt Exchange at an exchange price equal to the Subscription Price.  The aggregate amount of funds JLL Fund V used to acquire the JLL Rights Offering Shares was $45,000,000.50.  JLL Fund V obtained the funds used to purchase the JLL Rights Offering Shares from capital contributions of its partners or from working capital.

Pursuant to the Investment Agreement, on January 21, 2010, Warburg Pincus Fund IX caused Building Products LLC to purchase, on behalf of Warburg Pincus Fund IX, 12,857,143 shares of the Company’s Common Stock ( the “Warburg Pincus Rights Offering Shares”), upon exercise of subscription rights in the Company’s

Rights Offering at the Subscription Price.  In addition, pursuant to the Investment Agreement, on January 21, 2010, Warburg Pincus Fund IX caused JWP LLC to acquire, on behalf of Warburg Pincus Fund IX, 2,534,889.5 shares of the Company’s Common Stock (the “Warburg Pincus Debt Exchange Shares”) upon exchange of 2012 Notes held by JWP LLC on behalf of Warburg Pincus Fund IX in the Company’s Debt Exchange at an exchange price equal to the Subscription Price.  The aggregate amount of funds Warburg Pincus Fund IX used to acquire the Warburg Pincus Rights Offering Shares was $45,000,000.50.  Warburg Pincus Fund IX obtained the funds used to purchase the Warburg Pincus Rights Offering Shares from capital contributions of its partners or from working capital.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

JLL Fund V caused Building Products LLC to purchase, on its behalf, the JLL Rights Offering Shares, and Warburg Pincus Fund IX caused Building Products LLC to purchase, on its behalf, the Warburg Pincus Rights Offering Shares because they believe that the Company represents an attractive investment based on the Company’s business prospects and strategy.  JLL Fund V and Warburg Pincus Fund IX caused JWP LLC to exchange, on their behalf, 2012 Notes for the JLL Debt Exchange Shares and the Warburg Pincus Debt Exchange Shares, respectively, because they believe that the Company represents an attractive investment based on the Company’s business prospects and strategy.

As of the date of this Amendment No. 5, except as set forth in this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer1

Item 5(a)(i) is hereby amended by replacing it in its entirety with the following:

(a)       (i)  Building Products LLC is the direct record owner of 43,319,389 shares of the Company’s Common Stock, which represents 45.6% of the outstanding shares of the Company’s Common Stock, although Building Products LLC may not be deemed to be the beneficial owner of these shares by virtue of the terms of the Amended and Restated Limited Liability Company Agreement of Building Products, LLC, adopted on February 27, 2006 (as subsequently amended, the “BP LLC Agreement”).

Item 5(a)(ii) is hereby amended by replacing it in its entirety with the following:

(a)       (ii)  JWP LLC is the owner of 5,069,779 shares of the Company’s Common Stock, which represents 5.3% of the outstanding shares of the Company’s Common

1
Calculation of beneficial ownership is based on 94,918,918 shares of the Company’s Common Stock as of January 21, 2010, reported in the Company’s Current Report on Form 8-K filed with the SEC on January 22, 2010.

Stock, although JWP LLC may not be deemed to be the beneficial owner of these shares by virtue of the terms of the Amended and Restated Limited Liability Company Agreement of JWP LLC, dated as of August 31, 2009 (the “JWP LLC Agreement”).  JWP LLC disclaims beneficial ownership of the Company’s Common Stock.

Item 5(a)(iii) is hereby amended by replacing it in its entirety with the following:

(a)       (iii) By virtue of its position as a member of Building Products LLC and pursuant to the BP LLC Agreement and by virtue of its position as a member of JWP LLC and pursuant to the JWP LLC Agreement, JLL Fund V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.6% of the outstanding shares of the Company’s Common Stock.

Item 5(a)(iv) is hereby amended by replacing it in its entirety with the following:

(a)       (iv)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.6% of the outstanding shares of the Company’s Common Stock.

Item 5(a)(v) is hereby amended by replacing it in its entirety with the following:

(a)       (v)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.6% of the outstanding shares of the Company’s Common Stock.

Item 5(a)(vi) is hereby amended by replacing it in its entirety with the following:

(a)       (vi) By virtue of his position as the sole managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.6%  of the outstanding shares of the Company’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Item 5(a)(vii) is hereby amended by replacing it in its entirety with the following:

(a)       (vii)  By virtue of its position as a member of Building Products LLC and pursuant to the BP LLC Agreement, and by virtue of its position as a member of JWP LLC and pursuant to the JWP LLC Agreement, and by virtue of its direct ownership of 402,841 shares of the Company’s Common Stock, Warburg Pincus Fund IX may be deemed to be the beneficial owner of 24,447,425 shares of the Company’s Common Stock, which represent 25.8% of the outstanding shares of the Company’s Common Stock.

Item 5(a) is hereby amended and supplemented by adding the following:

(a)       (viii)  As a result of their respective relationships with Warburg Pincus Fund IX and each other, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of 24,447,425 shares of the Company’s Common Stock, which represent 25.8% of the outstanding shares of the Company’s Common Stock.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

Both Building Products LLC and JWP LLC have no power to vote or dispose of shares of the Company’s Common Stock.  Each of the JLL Reporting Persons shares with JLL Fund V the power to vote or direct the vote and to dispose or direct the disposition of 24,344,584 shares of the Company’s Common Stock.  Each of the Warburg Pincus Reporting Persons shares with Warburg Pincus Fund IX the power to vote or to direct the vote and to dispose or to direct the disposition of 24,447,425 shares of the Company’s Common Stock.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

The Company’s Rights Offering expired at 5:00 p.m., Eastern Time, on January 14, 2010.  Pursuant to the Investment Agreement, each of JLL Fund V and Warburg Pincus Fund IX delivered notice to the Company on January 19, 2010, regarding its intention to cause Building Products LLC to exercise, on its behalf, subscription rights in the Rights Offering.  On January 21, 2010, JLL Fund V caused Building Products LLC to purchase, on behalf of JLL Fund V, the JLL Rights Offering Shares at the Subscription Price.  Also on January 21, 2010, Warburg Pincus Fund IX caused Building Products LLC to purchase, on behalf of Warburg Pincus Fund IX, the Warburg Pincus Rights Offering Shares at the Subscription Price.

On January 21, 2010, upon the closing of the Company’s Debt Exchange, after the allocation of shares of the Company’s Common Stock in accordance with the proration required in the Debt Exchange, JWP LLC received, in exchange for 2012 Notes held by JWP LLC on behalf of JLL Fund V, the JLL Debt Exchange Shares, based on an exchange price per share equal to the Subscription Price and otherwise in accordance with the terms of the Investment Agreement, and $40,036,886.16 in cash.  Also on January 21, 2010, upon the closing of the Company’s Debt Exchange, after the allocation of shares of the Company’s Common Stock in accordance with the proration required in the Debt Exchange, JWP LLC received, in exchange for 2012 Notes held by JWP LLC on behalf of Warburg Pincus Fund IX, the Warburg Pincus Debt Exchange Shares, based on an exchange price per share equal to the Subscription Price and otherwise in accordance with the terms of the Investment Agreement, and $40,036,886.16 in cash.

Except as set forth in this Item 5(c), no transactions in the Company’s Common Stock were effected by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 5 is incorporated by reference to this Item 6.

In addition, on January 21, 2010, at the close of the Company’s Recapitalization Transactions, JLL Fund V and Warburg Pincus Fund IX entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company with respect to the shares of the Company’s Common Stock owned by JLL Fund V, Warburg Pincus Fund IX, and their affiliates, including Building Products LLC and JWP LLC.  The Registration Rights Agreement provides that, upon the request of JLL Fund V or Warburg Pincus Fund IX, the Company will register under the Securities Act the shares of the Company’s Common Stock held by JLL Fund V or Warburg Pincus Fund IX (or any of their affiliates), as applicable, for sale in accordance with its intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions.  In addition, the Registration Rights Agreement provides that, if the Company registers any of its equity securities either for its own account or for the account of other security holders, JLL Fund V and Warburg Pincus Fund IX are entitled to notice of the registration and may include their shares in the registration, subject to certain customary underwriters’ “cut-back” provisions.  Pursuant to the Registration Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by the Company, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares.  The Company’s obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered, and the duration of these rights.  A copy of the Registration Rights Agreement is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of January 22, 2010.

Exhibit B	Registration Rights Agreement, dated as of January 21, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

BUILDING PRODUCTS, LLC

/s/ Paul S. Levy
Paul S. Levy, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

/s/ Paul S. Levy
Paul S. Levy

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

WARBURG PINCUS IX, LLC

By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

WARBURG PINCUS PARTNERS, LLC

By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

WARBURG PINCUS LLC

/s/ Scott A. Arenare
Scott A. Arenare
Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

WARBURG PINCUS & CO.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

/s/ Scott A. Arenare
Charles R. Kaye
By: Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

/s/ Scott A. Arenare
Joseph P. Landy
By: Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

JWP LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

By Warburg Pincus Private Equity IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner